AMENDMENT NO. 1 TO EXPENSE LIMITATION AGREEMENT

      This Amendment No. 1 to the Expense Limitation Agreement dated March 2, 2008 (the "Agreement"), by and between Touchstone Advisors, Inc. (the "Advisor") and Touchstone Funds Group Trust (the "Trust"), is entered into effective the 12th day of August, 2008.

      WHEREAS the Agreement provides for the maintenance of the expense ratios of certain series of the Trust at levels specified in Schedule A to the Agreement;

      WHEREAS the Advisor and the Trust desire to clarify certain provisions of the Agreement;

      NOW, THEREFORE, the Advisor and the Trust hereby agree that Section 1.2 of the Agreement is amended and restated in its entirety as follows:

      1.2 Operating Expense Limit. The maximum expense ratio in any year with respect to a class of a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund (the "Maximum Operating Expense Limit"). The Maximum Operating Expense Limit reflects the Operating Expense Limit for a class of the Fund, plus amounts, if any, payable by such class of a Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

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      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 12th day of August 2008.


TOUCHSTONE FUNDS GROUP TRUST                TOUCHSTONE ADVISORS, INC.


By: /s/ Gregory A. Harris                   By: /s/ William A. Dent
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     Name: Gregory A. Harris                    Name: William A. Dent
     Title: Vice President                      Title: Senior Vice President